CONNAUGHT (U.S.) LLC

AUDITED FINANCIAL STATEMENT
DECEMBER 31, 2020

PUBLIC DOCUMENT
Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONNAUGHT (U.S.) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152-156 GREAT PORTLAND STREET
(No. and Street)

LONDON (City) — (State) — W1W6AJ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Usher-Smith — +44 20 7042 8097 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

4 Tower Place, Executive Park, 7th Floor (Address) — Albany (City) — NY (State) — 12203 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alex Usher-Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONNAUGHT (U.S.) LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

no exceptions

[signature]

Signature

declared before me at London, England this 23rd February 2021

[signature]

Notary Public

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAVILLE & CO

───── SCRIVENER NOTARIES ─────

Saville Notaries LLP
46 New Broad Street
London EC2M 1JH
Tel: +44 (0)20 7776 9800
www.savillenotaries.com
mail@savillenotaries.com

Sophie Milburn
Nicholas Thompson
Robert Kerss
Andrew MacNab
Christopher Higgins*

Eleonora Ceolin*
Katia Fallow

KINGDOM OF ENGLAND)

) s.s.

CITY OF LONDON)

On this twenty third day of February in the year two thousand and twenty one, before me NICHOLAS ANDREW THOMPSON of the City of London, NOTARY PUBLIC by royal authority duly admitted and sworn, personally came and appeared ALEXANDER USHER-SMITH personally known to me and known to me to be the person named in and who signed and executed the foregoing document and acknowledged to me that he executed the same for the use and purposes therein set forth.



Nicholas Andrew Thompson
Notary Public of London, England
My commission expires at death



Saville & Co. Scrivener Notaries is the trading name of Saville Notaries LLP, a limited liability partnership registered in England and Wales with registered number OC420687 and with registered office at 46 New Broad Street, London EC2M 1JH

Regulated through the Faculty Office of the Archbishop of Canterbury



SCRIVENER
NOTARIES

*General Notary

CONNAUGHT (U.S.) LLC





UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Connaught (U.S.) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Connaught (U.S.) LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Connaught (U.S.) LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Connaught (U.S.) LLC's management. Our responsibility is to express an opinion on Connaught (U.S.) LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kepler Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

UHY LLP

We have served as Connaught (U.S.) LLC's auditor since 2020.

Albany, New York
February 26, 2021

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	347,829
Due from affiliate		549,806
Prepaid expenses and other assets		74,206
TOTAL ASSETS	$	971,841

LIABILITIES & MEMBERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	229,135
TOTAL LIABILITIES		229,135
MEMBERS' EQUITY		742,706
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	971,841

The accompanying notes are an integral part of this financial statement

NOTE 1   DESCRIPTION OF ORGANIZATION AND BUSINESS

CONNAUGHT (U.S.) LLC (the "Company") was formed on March 10, 2017 as a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA") effective May 1, 2020.

The Company is engaged in securities and investment banking activities whereby it performs transaction-related, private placements of securities, mergers and acquisitions advisory services, and acts as the U.S. chaperoning broker-dealer for foreign broker-dealers, solely for private placements and mergers and acquisitions, pursuant to SEC Rule 15a-6(a)(3).

The Company has various intercompany agreements, including expense sharing and 15a-6 service agreements with CONNAUGHT (UK) LTD (the "Affiliate"). Both are wholly owned by Connaught International Ltd (the "Parent").

Securities and Exchange Commission Footnote 74 Exemption Status
The Company is a "Non-Covered" Firm under Footnote 74 of SEC Release 34-70073. The Company does not directly, or indirectly receive, hold, or owe funds or securities for or to customers, other than funds received and promptly transmitted in compliance with paragraphs (a) or (b)2 of Rule 15c204. The Company does not carry accounts of customers and does not carry proprietary accounts as defined in SEC Rule 15c3-3.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents
The Company at times maintains deposits with financial institutions in an amount that is in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk. The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Fees Receivable
Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. The Company did not have any fees receivable balance outstanding as of December 31, 2020.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for credit losses
Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening members' equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020.

Lease
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under the existing guidance for lease accounting. It was determined that during the year ended December 31, 2020 no agreements or arrangements existed that would be classified as a lease under the adopted guidance.

NOTE 3   RELATED PARTY TRANSACTIONS

The Company is a party to an expense sharing agreement with its Affiliate dated November 11, 2019. The affiliate provides the Company with certain services and allocates the expenses in the area of administrative, facility, salary, and other back office services.

In accordance with the 15a-6 services agreement with the Affiliate, dated May 1, 2020, the Company facilitates certain securities transactions between the Affiliate and major US institutional investors in compliance with Rule 15a-6.

NOTE 3   RELATED PARTY TRANSACTIONS (continued)

The Company and the Affiliate also have a fee sharing agreement dated May 1, 2020, which allows to share revenues.

At December 31, 2020, the Company has a receivable of $549,806 from the Affiliate relating to the 15a-6 services, fee sharing, and expense sharing agreements.

NOTE 4   REGULATORY REQUIREMENTS

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3- l, which requires the Company to maintain minimum "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness" (12-1/2 percent during the first year of operations), as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $118,694, and net capital requirements of $28,642 resulting in excess net capital of $90,052.

NOTE 5   INCOME TAXES

The Company has elected to be taxed as a C Corporation, therefore, earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

The difference between the statutory rate of 21% and the effective rate of 11% is primarily due to the impact of timing differences and state taxes net of federal benefit.

The Company has a net deferred tax asset of approximately $47,000 as of December 31, 2020. Most of the deferred tax asset balance is related to timing differences, resulting from accrued expenses and origination costs.

NOTE 6   COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, various legal actions may be taken against the Company. Management is not aware, based on currently available information, of any legal actions that will have a material adverse effect on the Company's Financial Statement.

CONNAUGHT (U.S.) LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

NOTE 7   RISKS AND UNCERTAINTIES

During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

NOTE 8   SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred through the date the financial statement is available to be issued and determined there are no subsequent events requiring adjustments to or disclosure to in the financial statement.